PROSPECTUS	Filed Pursuant to Rule 424(b)(3) Registration No. 333-299143

2,023,382 American Depositary Shares, each representing six hundred (600) Ordinary Shares

This prospectus relates to the resale by the selling shareholder identified in this prospectus of up to an aggregate of 2,023,382 of American Depositary Shares, or ADSs, with each ADS representing six hundred (600) of our ordinary shares, NIS 0.10 par value per share, issuable upon the exercise of warrants originally issued in a private placement transaction in August 2026, or the August 2026 Private Placement.

The selling shareholder is identified in the table commencing on page 10. We will not receive any proceeds from the sale of the ADSs by the selling shareholder. All net proceeds from the sale of the ADSs covered by this prospectus will go to the selling shareholder. However, we may receive the proceeds from any exercise of the warrants to the extent exercised on a cash basis, if and when exercised. See “Use of Proceeds.”

The selling shareholder may sell all or a portion of the ADSs from time to time in market transactions through any market on which the ADSs are then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. We will bear all of the expenses incurred in connection with the registration of these ADSs. The selling shareholder will pay any underwriting discounts and selling commissions and/or similar charges incurred in connection with the sale of the ADSs. See “Plan of Distribution”.

The ADSs are listed on The Nasdaq Capital Market, or Nasdaq, under the symbol “BLRX.” On September 29, 2026, the closing price of the ADSs on Nasdaq was $2.36 per ADS. Our ordinary shares trade on the Tel Aviv Stock Exchange, or the TASE, under the symbol “BLRX.” On September 29, 2026, the last reported sale price of our ordinary shares on the TASE was NIS 0.013 or $0.0044 per share (based on the exchange rate reported by the Bank of Israel on September 29, 2026, which was NIS 3.07= $1).

The securities offered in this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 5 of this prospectus to read about factors you should consider before purchasing any of our securities.

Neither the U.S. Securities and Exchange Commission, the Israel Securities Authority nor any state or other foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 30, 2026.

About This Prospectus

Unless the context otherwise requires, all references to “BioLineRx,” “we,” “us,” “our,” the “Company” and similar designations refer to BioLineRx Ltd. and its consolidated subsidiaries.

You should rely only on the information contained in this prospectus, including information incorporated by reference herein, and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the selling shareholder have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities.

For investors outside of the United States: We and the selling shareholder have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside the United States.

All references in this prospectus to “$,” “U.S. Dollars” and “dollars” are to United States dollars and all references to “NIS” are to New Israeli Shekels.

On January 30, 2025, we effected a change in the ratio of the ADSs to ordinary shares from one ADS representing 15 ordinary shares to a new ratio of one ADS representing 600 ordinary shares. For ADS holders, the ratio change had the same effect as a one-for-forty reverse ADS split. All ADS and related option and warrant information presented in this prospectus have been retroactively adjusted to reflect the reduced number of ADSs and the increase in the ADS price which resulted from this action. Unless otherwise indicated, in this prospectus fractional ADSs have been rounded to the nearest whole number.

This prospectus and the information incorporated by reference herein and therein include trademarks, service marks and trade names owned by us or other companies. Solely for convenience, trademarks referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or ™ symbols. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. All trademarks, service marks and trade names included or incorporated by reference into this prospectus are the property of their respective owners.

We are incorporated under Israeli law and under the rules of the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in, or incorporated by reference into, this prospectus that we consider important. This summary does not contain all of the information you should consider before investing in the securities. You should read this summary together with the entire prospectus and the information incorporated by reference herein and therein, including the risks related to our business, our industry, investing in the securities and our location in Israel, that we describe under “Risk Factors,” and our consolidated financial statements and the related notes, which are incorporated by reference herein and therein, including our most recent Annual Report on Form 20-F filed with the SEC on March 23, 2026, as amended on March 27, 2026 before making an investment in the securities.

Overview

General

We are a clinical-stage biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases, focused on the advancement of GLIX1, a first-in-class, oral small-molecule therapy targeting the DNA damage response pathway in glioblastoma, or GBM, and other cancers. In September 2025, we entered into a collaboration transaction with Hemispherian AS, a Norwegian biotechnology company specializing in small-molecule cancer therapeutics, to develop, clinically evaluate, and commercialize GLIX1, Hemispherian’s lead drug candidate. Under the terms of the collaboration agreement, development of GLIX1 is being conducted by Tetragon Biosciences Ltd., a newly formed company and our subsidiary, established to advance the program.

In parallel, we hold rights to motixafortide, a novel peptide for the treatment of stem-cell mobilization and solid tumors, for all solid tumor indications in all territories other than Asia, including pancreatic ductal adenocarcinoma (PDAC). An investigator-initiated Phase 2b trial in PDAC, sponsored by Columbia University and supported equally by us and Regeneron, is ongoing and is expected to continue to advance at minimal financial cost to us.

Our first FDA-approved product, APHEXDA® (motixafortide), with an indication in the United States for stem cell mobilization for autologous transplantation in multiple myeloma, is being developed and commercialized by Ayrmid Pharma Ltd., or Ayrmid, (globally, excluding Asia) and by Auspex Bioscience (Guangzhou) Co., Ltd. (formerly Guangzhou Gloria Biosciences Co., Ltd.), or Gloria, (in Asia). In October 2023, we out-licensed the rights to motixafortide for all indications in substantially all of Asia to Gloria, and in November 2024, we out-licensed the global rights (other than in Asia) to motixafortide for all indications other than solid tumors, to Ayrmid. As a result of the November 2024 transaction, we shut down our independent commercialization activities in the United States and refocused our operations on development activities in Israel in the fields of oncology (including solid tumors) and rare diseases, at a significantly reduced annual cash burn rate.

Our longer-term vision is to develop innovative assets with significant potential value whose development costs have been offset by the royalties and milestones from our existing motixafortide partnerships. We aim to continue pursuing new partnerships for these programs to create additional value for our shareholders.

We use “APHEXDA” when referring to our FDA approved drug and “motixafortide” when referring to our development of APHEXDA for additional indications. We refer to the license agreements with Ayrmid and Gloria as the Ayrmid License Agreement and the Gloria License Agreement, respectively.

Recent Developments

August 2026 Offering

On August 27, 2026, we entered into a securities purchase agreement, or the Purchase Agreement, pursuant to which we issued and sold, in a registered direct offering, or the August 2026 RDO, (i) 480,696 ADSs and (ii) pre-funded warrants, or the Pre-funded Warrants, to purchase up to 868,225 ADSs. Additionally, we issued and sold in the August 2026 Private Placement, and together with the August 2026 RDO, the August 2026 Offering, unregistered warrants, or the Warrants, to purchase up to 2,023,382 ADSs. The purchase price per ADS and accompanying Warrant was $2.78, and the purchase price per Pre-funded Warrant and accompanying Warrant was $2.7799.

The Pre-funded Warrants are immediately exercisable at an exercise price of $0.0001 per ADS and will not expire until exercised in full. The Warrants have a term of five years from the date of issuance and an exercise price of $2.78 per ADS.

A holder of Pre-funded Warrants and Warrants will not have the right to exercise any portion of its Pre-funded Warrants or Warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates or any other persons whose beneficial ownership of ADSs or ordinary shares would be aggregated with the holder’s or any of the holder’s affiliates), would beneficially own ordinary shares (including ordinary shares represented by ADSs) in excess of 4.99% (or, at the election of the holder, 9.99%) of the ordinary shares outstanding immediately after giving effect to such exercise.

We also entered into a Placement Agency Agreement, or the Placement Agency Agreement, with Chardan Capital Markets, LLC, or the Placement Agent, in connection with the August 2026 Offering. The Placement Agent served as the exclusive placement agent in connection with the August 2026 Offering.

In connection with the August 2026 Private Placement, we are required to file a registration statement covering the resale of the ordinary shares represented by the ADSs issuable upon exercise of the Warrants within 30 calendar days after the closing of the August 2026 Offering.

Aggregate gross proceeds from the August 2026 Offering (assuming full exercise of the Pre-funded Warrants and no exercise of the Warrants) were approximately $3,750,000, before deducting fees payable to the Placement Agent and other offering expenses payable by us. The August 2026 Offering closed on August 31, 2026.

In connection with the August 2026 Offering, the Company and the Purchaser entered into an amendment, dated as of August 27, 2026, to existing warrants to purchase up to an aggregate of 277,273 ADSs held by the Purchaser in order to (i) reduce the existing warrants’ exercise price to $2.78 per ADS, the price per ADS in the August 2026 Offering, and (ii) extend the term of these warrants until August 31, 2031. These modifications resulted in an increase in the fair value of the warrants of approximately $540,000 (using the Black-Scholes valuation model), which will be recognized as an expense on the Company’s statement of operations for the quarter ending September 30, 2026.

Corporate Information

Our principal executive offices are located at 2 HaMa’ayan Street, Modi’in 7177871, Israel, and our telephone number is +972 (8) 642-9100.. Our website is www.biolinerx.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website or any other website cited in this prospectus is not a part of this prospectus.

The Offering

Ordinary shares currently outstanding	2,986,929,790 ordinary shares.

Securities offered by the selling shareholder	Up to an aggregate of 2,023,382 ADSs, representing up to 1,214,029,200 ordinary shares, issuable upon the exercise of the Warrants issued in the August 2026 Private Placement. The selling shareholder is identified in the table commencing on page 10.

Ordinary shares to be outstanding assuming full exercise of the Warrants	4,200,958,990 ordinary shares.

Use of proceeds	We will not receive any proceeds from the sale of the ADSs by the selling shareholder issued or issuable upon exercise of the Warrants. All net proceeds from the sale of the ADSs covered by this prospectus will go to the selling shareholder. However, we may receive the proceeds from any exercise of the Warrants to the extent exercised on a cash basis, if and when exercised. See the section of this prospectus titled “Use of Proceeds.”

Listing	The ADSs are listed on Nasdaq under the symbol “BLRX.” Our ordinary shares trade on the TASE under the symbol “BLRX.”

Risk factors	Before investing in our securities, you should carefully read and consider the “Risk Factors” beginning on page 5 of this prospectus.

Unless otherwise indicated, the number of ordinary shares outstanding prior to and after this offering is based on 2,986,929,790   ordinary shares, represented by 4,978,216   ADSs, outstanding as of September 24, 2026, and excludes:

•	2,414,155,980 ordinary shares, represented by 4,025,189 ADSs, issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $0.01 per share (or $7.38 per ADS);

•	492,814,350 ordinary shares, represented by 821,357 ADSs issuable upon exercise of pre-funded warrants, at a weighted average exercise price of $0.0005 per ADS;

•	255,007,800 ordinary shares, represented by 425,013 ADSs, issuable upon the exercise of outstanding options under our Amended and Restated 2003 Share Incentive Plan, or the Share Incentive Plan, at a weighted average exercise price of $0.04 per share (or $23.97 per ADS);

•	58,482,000 ordinary shares, represented by 97,470 ADSs, issuable upon the vesting of restricted stock units and performance stock units under our Share Incentive Plan, with exercise prices ranging from $0 to $0.03 with respect to ordinary shares and $0 to $18.38 with respect to ADSs; and

•	246,633,400 ordinary shares, represented by 411,056 ADSs, reserved for future issuance under the Share Incentive Plan.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the outstanding options or warrants into ordinary shares as described above.

RISK FACTORS

An investment in our securities involves significant risks. Before making an investment in our securities, you should carefully read all of the information contained in this prospectus and in the documents incorporated by reference herein. For a discussion of risk factors that you should carefully consider before deciding to purchase any of our securities, please review the additional risk factors disclosed below, the information under the heading “Risk Factors” and the section entitled “Risk Factors” contained in our annual report on Form 20-F for the year ended December 31, 2025 filed with the SEC on March 23, 2026, as amended on March 27, 2026. In addition, please read “About this Prospectus” and “Special Note Regarding Forward-Looking Statements” in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus. Please note that additional risks not currently known to us or that we currently deem immaterial also may adversely affect our business, operations results of operations, financial condition and prospects.

The sale of a substantial amount of our ADSs, including resale of the ADSs issuable upon the exercise of the Warrants held by the selling shareholder, in the public market, could adversely affect the prevailing market price of our ADSs.

We are registering for resale an aggregate of 2,023,382 ADSs issuable upon the exercise of the Warrants held by the selling shareholder. Sales of substantial amounts of our ADSs in the public market, or the perception that such sales might occur, could adversely affect the market price of the ADSs, and the market value of our other securities. We cannot predict if and when selling shareholder may sell such ADSs in the public markets. Furthermore, in the future, we may issue additional ADSs, ordinary shares or other equity or debt securities convertible into ADSs or ordinary shares. Any such issuance could result in substantial dilution to our existing shareholders and could cause the price of the ADSs to decline.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated herein and therein by reference contain statements and information that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These include statements regarding management’s expectations, beliefs and intentions regarding, among other things, the potential benefits of APHEXDA, the plans and objectives of management for future operations and expectations and commercial potential of APHEXDA, as well as its potential investigational uses. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” and “would,” and similar expressions intended to identify forward-looking statements. Factors that could cause or contribute to these differences include those listed below as well as those discussed in the section entitled “Risk Factors” contained in our most recent Annual Report on Form 20-F.

You should not put undue reliance on any forward-looking statements. Our actual results could differ materially from those discussed in the forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements. Readers are encouraged to consult our filings made on Form 6-K, which are periodically filed with or furnished to the SEC.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	the clinical development, commercialization and market acceptance of GLIX1 and motixafortide, including the degree and pace of market uptake of APHEXDA for the mobilization of hematopoietic stem cells for autologous transplantation in multiple myeloma patients;
•	the initiation, timing, progress and results of our preclinical studies, clinical trials and other therapeutic candidate development efforts;
•	our ability to advance GLIX1 and motixafortide into clinical trials or to successfully complete our preclinical studies or clinical trials;
•	whether the clinical trial results for GLIX1 and motixafortide will be predictive of real-world results;
•	our receipt of regulatory approvals for GLIX1 and motixafortide, and the timing of other regulatory filings and approvals;
•	whether access to GLIX1 and motixafortide is achieved in a commercially viable manner and whether GLIX1 and motixafortide receives adequate reimbursement from third-party payors;
•	our ability to establish, manage, and maintain corporate collaborations, as well as the ability of our collaborators to execute on their development and commercialization plans;
•	our ability to integrate new therapeutic candidates and new personnel, as well as new collaborations;
•	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;
•	the implementation of our business model and strategic plans for our business and therapeutic candidates;
•	the scope of protection that we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;
•	estimates of our expenses, future revenues, capital requirements and our need for and ability to access sufficient additional financing;
•	risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere;
•	competitive companies, technologies and our industry;
•	our ability to maintain the listing of our ADSs on Nasdaq;
•	statements as to the impact of the political and security situation in Israel and the region on our business, which may exacerbate the magnitude of the factors discussed above; and
•	those factors referred to in “Risk Factors,” in this Prospectus as well as in our most recent Annual Report on Form 20-F.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the ADSs by the selling shareholder. All net proceeds from the sale of the ADSs covered by this prospectus will go to the selling shareholder. We expect that the selling shareholder will sell their ADSs as described under “Plan of Distribution.”

We may receive proceeds from the exercise of the Warrants to the extent that these Warrants are exercised for cash by the selling shareholder. Warrants, however, are exercisable on a cashless basis under certain circumstances. If all of the Warrants are exercised for cash in full, the proceeds would be $5.6 million. We intend to use the net proceeds of from the exercise of the Warrants for cash, if any, for research and development activities, working capital and general corporate purposes. As a result, our management will retain broad discretion in the allocation and use of the net proceeds of this offering, and the investors will be relying on the judgment of our management with regard to the use of these net proceeds. Pending such uses, we intend to invest the net proceeds in short-term, interest-bearing securities, investment grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. government. We can make no assurances that any of the Warrants will be exercised, or if exercised, that they will be exercised for cash, the quantity which will be exercised or in the period in which they will be exercised.

CAPITALIZATION

The following table sets forth our capitalization:

●	on an actual basis as of June 30, 2026;

●	on a pro forma basis after giving effect to (x) the sale in the August 2026 Offering of: (A) in the August 2026 RDO, (i) 480,696 ADSs, representing 288,417,600 ordinary shares, and (ii) Pre-funded Warrants to purchase up to an aggregate of 868,225 ADSs, representing up to 520,935,000 ordinary shares; (B) in the August 2026 Private Placement, Warrants to purchase up to an aggregate of 2,023,382 ADSs, representing up to 1,214,029,200 ordinary shares, at a combined purchase price of $2.79 per ADS and associated Warrant and $2.7799 per Pre-funded Warrant and associated Warrant, and after estimated offering expenses payable by us in connection with the August 2026 Offering, resulting in net proceeds of approximately $3.3 million and (y) the exercise of 129,225 Pre-funded Warrants issued in the August 2026 RDO which occurred in September 2026.

The following depiction of our capitalization on a pro forma basis as of June 30, 2026 reflects the net proceeds from the August 2026 Offering, and does not reflect exercise of any options or warrants or any other transactions impacting our capital structure subsequent to June 30, 2026. The information in this table should be read in conjunction with and is qualified by reference to the financial statements and notes thereto and other financial information incorporated by reference into this prospectus.

	As of June 30, 2026
(USD in thousands)	Actual	Pro Forma

Non-Current Liabilities:
Long-term loan, net of current maturities	2,220	2,220
Lease liabilities	962	962
Total non-current liabilities	$3,182	$3,182
Shareholders’ equity:
Equity attributable to owners of the Company
Ordinary shares, NIS 0.10 par value, 20,000,000,000 authorized; 2,620,977,190 shares issued and outstanding (actual); 2,986,929,790 shares issued and outstanding (pro forma)	$73,776	$86,089
Share premium	327,928	300,696
Warrants	3,686	18,605
Capital reserve	15,425	15,425
Other comprehensive loss	(1,416)	(1,416)
Accumulated deficit	(405,629)	(405,852)
Total equity attributable to owners of the Company	13,770	13,547
Non-controlling interest	2,849	2,849
Total equity	16,619	16,396
Total non- current liabilities and equity	$19,801	$19,578

The above table is based on 2,620,977,190 ordinary shares, represented by 4,368,295 ADSs, outstanding as of June 30, 2026, and excludes as of such date:

•	1,201,084,329 ordinary shares, represented by 2,001,807 ADSs, issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $0.03 per share (or $18.02 per ADS);

•	49,414,350 ordinary shares, represented by 82,357 ADSs issuable upon exercise of pre-funded warrants, at an exercise price of $0.004 per ADS;

•	255,007,800 ordinary shares, represented by 425,013 ADSs, issuable upon the exercise of outstanding options under our Amended and Restated 2003 Share Incentive Plan, or the Share Incentive Plan, at a weighted average exercise price of $0.04 per share (or $23.97 per ADS);

•	58,482,000 ordinary shares, represented by 97,470 ADSs, issuable upon the vesting of restricted stock units and performance stock units under our Share Incentive Plan, with exercise prices ranging from $0 to $0.03 with respect to ordinary shares and $0 to $18.38 with respect to ADSs;

•	246,633,400 ordinary shares, represented by 411,056 ADSs, reserved for future issuance under the Share Incentive Plan;

•	443,400,000 ordinary shares, represented by 739,000 ADSs, issuable upon exercise of the Pre-funded Warrants issued in the August 2026 Offering, at an exercise price of $0.0001 per ADS; and

•	1,214,029,200 ordinary shares represented by 2,023,382 ADSs, issuable upon exercise of the Warrants issued in the August 2026 Offering, at an exercise price of $2.78 per ADS.

SELLING SHAREHOLDER

The ordinary shares being offered by the selling shareholder are those ordinary shares represented by ADSs issuable upon exercise of the Warrants issued in the August 2026 Private Placement. For additional information regarding the issuance of those Warrants to purchase ADSs, see “Prospectus Summary –August 2026 Offering,” above. We are registering the ADSs issuable upon the exercise of the Warrants in order to permit the selling shareholder to offer the ADSs for resale from time to time.

The table below lists the selling shareholder and other information regarding the beneficial ownership of the ordinary shares represented by the ADSs being offered by the selling shareholder. The second column lists the number of ordinary shares represented by ADSs beneficially owned by the selling shareholder, based on its ownership of ADSs and warrants to purchase ADSs, as of September 24, 2026, assuming exercise of warrants held by the selling shareholder on that date, without regard to any limitations on conversions or exercises. The third column lists the maximum number of ordinary shares represented by the ADSs being offered in this prospectus by the selling shareholder, issuable upon exercise of the Warrants, without regard to any limitations on the exercise of the Warrants. The fourth and fifth columns list the number of ordinary shares represented by the ADSs beneficially owned after the offering and the percentage of outstanding ordinary shares, assuming in both cases the exercise of warrants held by the selling shareholder, without regard to any limitations on conversions or exercises and the sale of all of the ordinary shares represented by the ADSs offered by the selling shareholder pursuant to this prospectus.

Under the terms of the Warrants issued in the August 2026 Private Placement, the selling shareholder may not exercise the warrants to the extent such exercise would cause the selling shareholder, together with its affiliates, to beneficially own a number of ordinary shares (including ordinary shares represented by ADSs) which would exceed 4.99% (or, at the election of the holder, 9.99%) of our then outstanding ordinary shares following such exercise, excluding for purposes of such determination ordinary shares not yet issuable upon exercise of warrants which have not been exercised. The number of shares does not reflect this limitation. The selling shareholder may sell all, some or none of its ADSs in this offering. We do not know when or whether the selling shareholder will exercise their Warrants nor do we know how long the selling shareholder will hold its ADSs before selling them, and we currently have no agreements, arrangements or understandings with the selling shareholder regarding the exercise of any Warrants, or the sale or other disposition of any of the ADSs. See “Plan of Distribution.”

Unless otherwise indicated, all information contained in the table below and the footnotes thereto is based upon information provided to us by the selling shareholder. Based on the information provided to us by the selling shareholder, and to the best of our knowledge, the selling shareholder is not a broker-dealer or an affiliate of a broker-dealer.

Selling Shareholder	Ordinary Shares Beneficially Owned Prior to Offering (1)		Maximum Number of Ordinary Shares to be Sold Pursuant to this Prospectus		Number of Ordinary Shares Owned After the Offering		Percentage of Ordinary Shares Beneficially Owned After the Offering*
Armistice Capital, LLC (2)	2,114,793,000	(3)	1,214,029,200	(4)	900,763,800	(5)	21.4%

*

Based on 4,200,958,990   ordinary shares outstanding after this offering, assuming the exercise of warrants held by the selling shareholder, without regard to any limitations on conversions or exercises and the sale of all of the ordinary shares represented by the ADSs offered by the selling shareholder pursuant to this prospectus.

(1)	Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Ordinary shares represented by ADSs subject to warrants held by the selling shareholder that are currently exercisable or exercisable within 60 days of September 24, 2026 are deemed to be outstanding and beneficially owned by the selling shareholder for the purpose of computing the number of shares and percentage beneficially owned by the selling shareholder.

(2)	The securities are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company, or the Master Fund, and may be deemed to be beneficially owned by: (i) Armistice Capital, LLC, or Armistice Capital, as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. The Warrants are subject to a beneficial ownership limitation of 4.99% (or, at the election of the holder, 9.99%), which restricts the selling shareholder from exercising that portion of the warrants that would result in the selling shareholder and its affiliates owning, after exercise, a number of ordinary shares (including ordinary shares represented by ADSs) in excess of the beneficial ownership limitation. The number of ordinary shares set forth in the above table does not reflect the application of this limitation. The address of Armistice Capital Master Fund Ltd. is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022.

(3)	Consists of (i) 485,000 ADSs, representing 291,000,000 ordinary shares, (ii) 739,000 ADSs, representing 443,400,000 ordinary shares, issuable upon the exercise of the Pre-funded Warrants issued in the August 2026 Offering, (iii) 2,023,382 ADSs, representing 1,214,029,200 ordinary shares, issuable upon the exercise of the Warrants issued in the August 2026 Offering, and (iv) 277,273 ADSs, representing 166,363,800 ordinary shares, issuable upon the exercise of the warrants issued in a September 2022 financing.

(4)	Consists of 2,023,382 ADSs, representing 1,214,029,200 ordinary shares, issuable upon the exercise of the Warrants issued in the August 2026 Offering.

(5)	Consists of (i) 485,000 ADSs, representing 291,000,000 ordinary shares, (ii) 739,000 ADSs, representing 443,400,000 ordinary shares, issuable upon the exercise of the Pre-Funded Warrants issued in the August 2026 Offering, and (iii) 277,273 ADSs, representing 166,363,800 ordinary shares, issuable upon the exercise of the warrants issued in a September 2022 financing.

DESCRIPTION OF SHARE CAPITAL

General

We were incorporated under the laws of the State of Israel in 2003 under the name “BioLineRx Ltd.” Our registration number with the Israeli Registrar of Companies is 513398750. Our purpose is set forth in Section 2 of our Articles of Association and includes every lawful purpose.

Listing

Our ADSs have been trading on Nasdaq under the symbol “BLRX” since July 2011. Our ordinary shares have been trading on the Tel Aviv Stock Exchange, or the TASE, under the symbol “BLRX” since February 2007.

Ordinary Shares

Our authorized share capital consists of NIS 10,000,000,000 divided into 100,000,000,000 ordinary shares, par value NIS 0.10 per share.

Transfer of Shares

Our ordinary shares that are fully paid for are issued in registered form and may be freely transferred under our Articles of Association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are traded. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our Articles of Association or the laws of the State of Israel, except under certain circumstances with respect to subjects of some countries which are, or have been, in a state of war with Israel.

Changes in Capital

Our Articles of Association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Israeli Companies Law, 1999, or the Companies Law, and must be approved by a resolution duly passed by our shareholders at a general or extraordinary meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings and profits, require a resolution of our Board of Directors and court approval (subject to limited exceptions, see below under “—Dividends and Liquidation Rights”).

Dividends and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our Articles of Association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, we may only distribute dividends out of the higher of (a) retained earnings and (b) earnings generated over the two most recent fiscal years, as such terms are defined in the Companies Law, according to our then last reviewed or audited financial reports, provided that the date of the financial reports is not more than six months prior to the date of distribution (referred to as the “profit test”), provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due (referred to as the “solvency test”).  Notwithstanding the foregoing, in the event that a company does meet the profit test, dividends may be paid with the approval of a court, provided that the court is convinced that the company meets the solvency test.  However, in accordance with the (Relief for Companies the Shares of which are Registered for Trading Outside of Israel) – 2000, or the Relief Regulations, as a company whose shares are dual listed on the TASE and a foreign (non-Israeli) exchange referenced in the second or third addendum to the Israeli Securities Law, 1968, or the Israeli Securities Law (which include, among others, the NASDAQ Capital Market), our board of directors may resolve to distribute a dividend by way of a share repurchase program if the company does not meet the profit test without seeking the approval of the court, subject to the following: (i) the company meets the solvency test; and (ii) we provided a notice to certain creditors regarding our intention to distribute a dividend by way of a share repurchase program in accordance with the notice requirements set forth in the Relief Regulations and no such creditor submits an objection within 30 days of the notice (otherwise, court approval would be required for such distribution in accordance with the requirements of the Companies Law).

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential dividend or distribution rights that may be authorized in the future.

Election of Directors

Under our Articles of Association, our board of directors must consist of at least five and not more than 10 directors (including external directors under Israeli law, if any).  Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders’ meeting and voting on the matter have the power to elect all of our directors (other than with respect to the special approval requirements for the election of external directors, if applicable).

Pursuant to our Articles of Association, other than the external directors (if any), for whom special election requirements apply under the Companies Law, our directors are divided into three classes, one class being elected each year at the annual general meeting of our shareholders, and serve on our board of directors until the third annual general meeting following such election or re-election or until they are removed by a vote of 65% of the total voting power of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association. In addition, our Articles of Association allow our board of directors to appoint directors (who are not external directors) to fill vacancies on the board of directors up to the maximum number of directors permitted under our Articles of Association. Any director so appointed serves for a term of office equal to the remaining period of the term of office of the director whose office has been vacated (or in the case of any new director, for a term of office according to the class to which such director was assigned upon appointment).

Quorum

The quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot, who hold or represent between them at least 25% of the total outstanding voting rights.

A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or on a later date if so specified in the summons or notice of the meeting. At the reconvened meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Requirements

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders.

Our Articles of Association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by applicable law or by our Articles of Association. Under the Companies Law, certain actions require a special majority, including: (i) the approval of an extraordinary transaction with a controlling shareholder or in which the controlling shareholder has a personal interest, (ii) the terms of employment or other engagement of a controlling shareholder of the company or a controlling shareholder’s relative (even if such terms are not extraordinary) and (iii) approval of certain compensation-related matters, such as approval of a compensation policy, approval of executive officer compensation inconsistent with our compensation policy or the compensation of our chief executive officer (subject to limited exceptions). Under our Articles of Association, the alteration of the rights, privileges, preferences or obligations of any class of our shares (to the extent there are classes other than ordinary shares) may require a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Our Articles of Association also provide that the removal of any director from office or the amendment of such provision, or certain other provisions regarding our staggered board, require the vote of at least 65% of the total voting power of our shareholders. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of a majority of the holders holding at least 75% of the voting rights represented at the meeting and voting on the resolution.

Access to Corporate Records

Under the Companies Law, all shareholders of a company generally have the right to review minutes of the company’s general meetings, its shareholders register and principal shareholders register, articles of association, financial statements and any document it is required by law to file publicly with the Israeli Companies Registrar and the Israel Securities Authority. Furthermore, any of our shareholders may request access to review any document in our possession that relates to any action or transaction with a related party, interested party or office holder that requires shareholder approval under the Companies Law. However, we may deny such a request to review a document if we determine that the request was not made in good faith, that the document contains a trade secret or a patent or that the document’s disclosure may otherwise prejudice our interests.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company’s voting rights or issued and outstanding share capital (or a class thereof), is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or of the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law.

However, a shareholder that had its shares so transferred may petition the court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the tender, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court unless the acquirer stipulated in the tender offer that a shareholder that accepts the offer may not seek appraisal rights. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer. Shares purchased in contradiction to the special tender offer rules under the Companies Law will have no rights and will become dormant shares.

Special Tender Offer

The Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting rights in the company, unless one of the exemptions in the Companies Law is met. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 45% or more of the voting rights in the company, if there is no other shareholder of the company who holds 45% or more of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement that received shareholder approval as a private placement whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds at least 25% of the voting rights in the company, or as a private offering whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company; (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company; or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.

A special tender offer must be extended to all shareholders of a company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. The board of directors shall also disclose any personal interest that any of the directors has with respect to the special tender offer or in connection therewith. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages resulting from his acts, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not respond to the special tender offer or objected to the special tender offer may accept the offer within four days of the last day set for the acceptance of the offer and they will be considered to have accepted the offer from the first day it was made.

If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer. Shares purchased in contradiction to the special tender offer rules under the Companies Law will have no rights and will become dormant shares.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called with at least 35 days’ prior notice.  The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, taking into account the financial condition of the merging companies. If the board of directors determines that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote of a merging company whose shares are held by the other merging company, or by a person or entity holding 25% or more of the voting rights at the general meeting of shareholders of the other merging company, or by a person or entity holding the right to appoint 25% or more of the directors of the other merging company (referred to as “Affiliated Parties”), unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than Affiliated Parties or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger.  In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders.

If the transaction would have been approved but for the separate approval of each class of shares or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the valuation of the merging companies and the consideration offered to the shareholders. If a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.

Under the Companies Law and the regulations promulgated thereunder, each merging company must deliver a copy of the proposed merger proposal to its secured creditors and inform unsecured creditors of the merger proposal and its content. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and 30 days have passed from the date the merger was approved by the shareholders of each party.

Antitakeover Measures

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. As of the date hereof, we do not have any authorized or issued shares other than our ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our Articles of Association which requires the prior approval of the holders of a majority of our shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law and our articles of association. In addition, the Israeli Securities Law and the rules and regulations of the TASE, also limit the terms permitted with respect to a new class of shares created by a public company whose shares are traded on the TASE and prohibit any such new class of shares from having voting rights. In addition, as disclosed above under “—Election of Directors,” we have a classified board structure, which will effectively limit the ability of any investor or potential investor or group of investors or potential investors to gain control of our board of directors.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The ADSs trade on Nasdaq.

Each of our ADSs represents 600 of our ordinary shares deposited with the principal Tel Aviv office of either Bank Hapoalim B.M. or Bank Leumi Le-Israel, as Custodian for the Depositary.

The form of the deposit agreement for the ADS and the form of American Depositary Receipt, or ADR, that represents an ADS have been incorporated by reference as exhibits to our most recent Annual Report on Form 20-F. Copies of the deposit agreement are available for inspection at the principal office of The Bank of New York Mellon, located at 101 Barclay Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, also referred to as DRS, is a system administered by The Depository Trust Company, also referred to as DTC, under which the Depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by statements sent by the Depositary to the registered holders of uncertificated ADSs.

The form of the deposit agreement and the form of ADR have been incorporated by reference as exhibits to this registration statement. A copy of the deposit agreement is available for inspection at the Depositary’s office.

As an ADS holder, we will not treat you as one of our shareholders, and you will not have shareholder rights. Israeli law governs shareholder rights. The Depositary will be the holder of the ordinary shares underlying your ADSs. The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR.

Dividends, Other Distributions and Rights

Amounts distributed to ADS holders will be reduced by any taxes or other governmental charges required to be withheld by the Custodian or the Depositary. If the Depositary determines that any distribution in cash or property is subject to any tax or governmental charges that the Depositary or the Custodian is obligated to withhold, the Depositary may use the cash or sell or otherwise dispose of all or a portion of that property to pay the taxes or governmental charges. The Depositary will then distribute the balance of the cash and/or property to the ADS holders entitled to the distribution after deducting its fees and expenses, in proportion to their holdings.

Cash dividends and cash distributions

The Depositary will convert into dollars all cash dividends and other cash distributions that it or the Custodian receives in a foreign currency. The Depositary will distribute to the ADS holders the amount it receives, after deducting any currency conversion expenses. If the Depositary determines that any foreign currency it receives cannot be converted and transferred on a reasonable basis, it may distribute the foreign currency (or an appropriate document evidencing the right to receive the currency) or hold that foreign currency uninvested, without liability for interest, for the accounts of the ADS holders entitled to receive it.

Distributions of ordinary shares

If we distribute ordinary shares as a dividend or free distribution, the Depositary may distribute to ADS holders new ADSs representing the ordinary shares. The Depositary will distribute only whole ADSs. It will sell the ordinary shares that would have required it to use fractional ADSs and then distribute the proceeds in the same way it distributes cash. If the Depositary deposits the ordinary shares but does not distribute additional ADSs, the existing ADSs will also represent the new ordinary shares.

Other distributions

If the Depositary or the Custodian receives a distribution of anything other than cash or shares, the Depositary will, after consultation with us to the extent practicable, distribute the property or securities to the ADS holder, in proportion to such holder’s holdings. If, however, the Depositary determines that it cannot distribute the property or securities in this manner or that it is not feasible to do so, then it may distribute the property or securities by any means it thinks is equitable and practical, or it may sell the property or securities and distribute the net proceeds of the sale to the ADS holders.

Rights to subscribe for additional ordinary shares and other rights

If we offer our holders of ordinary shares any rights to subscribe for additional ordinary shares or any other rights, the Depositary may:

•	make the rights available to all or certain holders of ADSs, by means of warrants or otherwise, if lawful and practically feasible; or

•	attempt to sell those rights or warrants or other instruments.

In the case of a sale, the Depositary will allocate the net proceeds of the sales to the account of the ADS holders entitled to the rights. The allocation will be made on an averaged or other practicable basis without regard to any distinctions among holders.

If registration under the Securities Act is required in order to offer or sell to the ADS holders the securities represented by any rights, the Depositary will not make the rights available to ADS holders unless a registration statement is in effect or such securities are exempt from registration. We do not, however, have any obligation to file a registration statement or to have a registration statement declared effective. If the Depositary does not make rights available to ADS holders and cannot dispose of the rights and make the net proceeds available to ADS holders, then it will allow the rights to lapse, and the ADS holders will not receive any value for them.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The Depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the Custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the Depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver the shares and any other deposited securities represented by the ADSs to the ADS holder or a person the ADS holder designates at the office of the Custodian. Or, at your request, risk and expense, the Depositary will deliver the deposited securities at its office, if feasible.

Requirements for Depositary Actions

Before the Depositary will deliver or register a transfer of ADSs, make a distribution on ADSs or permit withdrawal of shares, the Depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities; and

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the Depositary for the purpose of exchanging your ADR for uncertificated ADSs. The Depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the Depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the Depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting of the underlying shares

ADS holders may instruct the Depositary how to vote the number of deposited shares their ADSs represent. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares from the Depositary. However, you may not know about the meeting enough in advance to withdraw the shares.

The Depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the Depositary how to vote. For instructions to be valid, they must reach the Depositary by a date set by the Depositary.

The Depositary will try, as far as practical, subject to the laws of Israel and of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The Depositary will only vote or attempt to vote as instructed or as described in the following sentence. If we asked the Depositary to solicit your instructions but the Depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The Depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon unless we notify the Depositary that:

•	we do not wish to receive a discretionary proxy;

•	there is substantial shareholder opposition to the particular question; or

•	the particular question would have an adverse impact on our shareholders.

We are required to notify the Depositary if one of the conditions specified above exists.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the Depositary to vote your shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to deposited securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least forty-five (45) days in advance of the meeting date.

Changes affecting deposited securities

If there is any change in nominal value or any split-up, consolidation, cancellation or other reclassification of deposited securities, or any recapitalization, reorganization, business combination or consolidation or sale of assets involving us, then any securities that the Depositary receives in respect of deposited securities will become new deposited securities. Each ADS will automatically represent its share of the new deposited securities unless the Depositary delivers new ADSs as described in the following sentence. The Depositary may distribute new ADSs or ask ADS holders to surrender their outstanding ADSs in exchange for new ADSs describing the new deposited securities.

Amendment of the deposit agreement

The Depositary and we may agree to amend the form of the ADSs and the deposit agreement at any time, without the consent of the ADS holders. If the amendment adds or increases any fees or charges (other than taxes or other governmental charges) or prejudices an important right of ADS holders, it will not take effect as to outstanding ADSs until thirty (30) days after the Depositary has sent the ADS holders a notice of the amendment. At the expiration of that thirty (30) day period, each ADS holder will be considered by continuing to hold its ADSs to agree to the amendment and to be bound by the deposit agreement as so amended. Neither we nor the Depositary may amend the deposit agreement or the form of ADSs to impair the ADS holder’s right to surrender its ADSs and receive the ordinary shares and any other property represented by the ADSs, except to comply with mandatory provisions of applicable law.

Termination of the deposit agreement

The Depositary will terminate the deposit agreement if we ask it to do so and will notify the ADS holders at least thirty (30) days before the date of termination. The Depositary may also terminate the deposit agreement if it resigns and a successor depositary has not been appointed by us and its appointment accepted within sixty (60) days after the Depositary has given us notice of its resignation. After termination of the deposit agreement, the Depositary will no longer register transfers of ADSs, distribute dividends to the ADS holders, accept deposits of ordinary shares, give any notices, or perform any other acts under the deposit agreement whatsoever, except that the Depositary will continue to:

•	collect dividends and other distributions pertaining to deposited securities;

•	sell rights as described under the heading “Dividends, other distributions and rights - Rights to subscribe for additional ordinary shares and other rights” above; and

•	deliver deposited securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADSs.

Four (4) months after termination, the Depositary may sell the deposited securities and hold the proceeds of the sale, together with any other cash then held by it, for the pro rata benefit of ADS holders that have not surrendered their ADSs. The Depositary will not have liability for interest on the sale proceeds or any cash it holds.

Charges of Depositary

We will pay the fees, reasonable expenses, and out-of-pocket charges of the Depositary and those of any registrar only in accordance with agreements in writing entered into between us and the Depositary from time to time. The following charges shall be incurred by any party depositing or withdrawing ordinary shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or deposited ordinary shares or a distribution of ADRs pursuant to the terms of the deposit agreement):

•	taxes and other governmental charges;

•	any applicable transfer or registration fees;

•	certain cable, telex and facsimile transmission charges as provided in the deposit agreement;

•	any expenses incurred in the conversion of foreign currency;

•	a fee of $5.00 or less per 100 ADSs (or a portion thereof) for the execution and delivery of ADRs and the surrender of ADRs, including if the deposit agreement terminates;

•	a fee of $.05 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	a fee for the distribution of securities pursuant to the deposit agreement;

•	in addition to any fee charged for a cash distribution, a fee of $.05 or less per ADS (or portion thereof) per annum for depositary services;

•	a fee for the distribution of proceeds of rights that the Depositary sells pursuant to the deposit agreement; and

•	any other charges payable by the Depositary, any of the Depositary’s agents, or the agents of the Depositary’s agents in connection with the servicing of ordinary shares or other Deposited Securities.

The Depositary may own and deal in our securities and in ADSs.

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the Depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the Depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the Depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the Depositary and that may earn or share fees, spreads, or commissions.

The Depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the Depositary or its affiliate receives when buying or selling foreign currency for its own account. The Depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the Depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Liability of Holders for Taxes, Duties or Other Charges

Any tax or other governmental charge with respect to ADSs or any deposited ordinary shares represented by any ADS shall be payable by the holder of such ADS to the Depositary. The Depositary may refuse to effect transfer of such ADS or any withdrawal of deposited ordinary shares represented by such ADS until such payment is made, and may withhold any dividends or other distributions or may sell for the account of the holder any part or all of the deposited ordinary shares represented by such ADS and may apply such dividends or distributions or the proceeds of any such sale in payment of any such tax or other governmental charge and the holder of such ADS shall remain liable for any deficiency.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the Depositary. It also limits our liability and the liability of the Depositary. We and the Depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercise discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential, or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the Depositary agree to indemnify each other under certain circumstances.

PLAN OF DISTRIBUTION

We are registering the ADSs issuable upon exercise of the Warrants issued in our August 2026 Offering to permit the resale of these ADSs by the selling shareholder of these Warrants from time to time after the date of this prospectus. We will not receive any proceeds from the sale of the ADSs by the selling shareholder, other than proceeds from the cash exercise of the Warrants, if and when exercised. We will bear all fees and expenses incident to our obligation to register the ADSs.

The selling shareholder may sell all or a portion of the ADSs beneficially owned by it and offered hereby from time to time, directly or through one or more underwriters, broker-dealers or agents. If the ADSs are sold through underwriters or broker-dealers, the selling shareholder will be responsible for underwriting discounts, commissions, or agents’ commissions. The ADSs may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions that may involve crosses or block transactions,

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions other than on these exchanges or systems, or in the over-the-counter market;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;

●	an exchange distribution in accordance with the rules of the applicable exchange;
●	privately negotiated transactions;
●	sales pursuant to Rule 144 under the Securities Act;
●	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted under applicable law.

If the selling shareholder effects such transactions by selling ADSs to or through underwriters, broker-dealers, or agents, such underwriters, broker-dealers, or agents may receive commissions in the form of discounts, concessions, or commissions from the selling shareholder, or commissions from purchasers of the ADSs for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved.

The selling shareholder may pledge or grant a security interest in some or all of the ADSs owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the ADSs from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successor(s) in interest as a selling shareholder under this prospectus. The selling shareholder also may transfer or donate the ADSs in other circumstances, in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. The selling shareholder and any broker-dealer participating in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of ADSs being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholder and any discounts, commissions, or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the ADSs may be sold in those states only through registered or licensed brokers or dealers. In addition, in some states, the ADSs may not be sold unless such ADSs or the ordinary shares represented thereby have been registered or qualified for sale in such state or an exemption from the registration or qualification requirement is available and complied with.

There can be no assurance that the selling shareholder will sell any or all of the ADSs registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares by the selling shareholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the ADSs to engage in market-making activities with respect to the shares. All of the foregoing may affect the marketability of the ADSs and the ability of any person or entity to engage in market-making activities with respect to the ADSs.

We will pay all expenses of the registration of the ADSs, estimated to be $30,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling shareholder will pay all underwriting discounts and selling commissions, if any.

Once sold under the registration statement, of which this prospectus forms a part, the ADSs will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

Greenberg Traurig, P.A., Tel Aviv, Israel, has passed upon certain legal matters regarding the securities offered hereby under U.S. law, and FISCHER (FBC & Co.), Tel Aviv, Israel, has passed upon certain legal matters regarding the securities offered hereby under Israeli law.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2025 have been so incorporated in reliance on the report (which contains an explanatory paragraph related to the Company’s ability to continue as a going concern as described in Note 1(c) to the financial statements) of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F, containing financial statements audited by an independent accounting firm, with the SEC. We also furnish to the SEC under cover of Reports of Foreign Private Issuer on Form 6-K material information required to be made public in Israel, by us or filed by us with and made public by any stock exchange or distributed by us to our shareholders. Such reports and other information filed with the SEC are available to the public over the Internet at the SEC’s website at http://www.sec.gov. So long as our ordinary shares are traded on the TASE, these SEC filings are also available to the public on the Israel Securities Authority’s Magna website at www.magna.isa.gov.il and the TASE’s website at http://www.maya.tase.co.il. Our SEC filings are also generally available from commercial document retrieval services. We also generally make available on our own website (www.biolinerx.com) our quarterly and year-end financial statements as well as other information. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely as an inactive textual reference.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our principal shareholders are exempt from the reporting provisions under Section 16(a) of the Exchange Act and related Exchange Act rules, and our officers, directors and principal shareholders are exempt from the “short-swing profit” recovery provisions under Section 16(b) of the Exchange Act and related Exchange Act rules. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

The registration statement on Form F-1 of which this prospectus forms a part, including the exhibits and schedules thereto, and reports and other information are filed by us with, or furnished to, the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov).

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are allowed to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference in this prospectus the documents listed below:

●	our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 23, 2026, as amended on March 27, 2026;

●	our Reports of Foreign Private Issuer on Form 6-K filed with the SEC on March 23, 2026, March 26, 2026, April 28, 2026, May 19, 2026, May 22, 2026, May 27, 2026, July 8, 2026, August 18, 2026, August 28, 2026, August 31, 2026, August 31, 2026, September 10, 2026 and September 24, 2026 (to the extent expressly incorporated by reference into our effective registration statements filed by us under the Securities Act); and

●	the description of our ordinary shares and ADSs contained in Exhibit 2.2 to our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 23, 2026, and any amendment or report filed for the purpose of further updating that description.

The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers like us that file electronically with the SEC (http://www.sec.gov).

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

We will furnish without charge to you, on written or oral request, a copy of any or all of the above documents, other than exhibits to such documents which are not specifically incorporated by reference therein. You should direct any requests for documents to:

BioLineRx Ltd. Modi’in Technology Park 2 HaMa’ayan Street Modi’in 7177871, Israel Attention: Chief Financial Officer Tel.: +972-8-642-9100 e-mail: IR@BioLineRx.com

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, or such earlier date, that is indicated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, FISCHER (FBC & Co.), that it may be difficult to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws on the basis that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. There is little binding case law in Israel addressing these matters. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to certain time limitations, legal procedures and exceptions, Israeli courts may enforce a U.S. judgment in a civil matter which is non-appealable, including a judgment based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that, among other things:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

•	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•	the judgment is executory in the state in which it was given.

Even if these conditions are met, an Israeli court may not declare a foreign civil judgment enforceable if:

•	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

•	the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

•	the judgment was obtained by fraud;

•	the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

•	the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

•	the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

•	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may also make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

We have irrevocably appointed Puglisi & Associates, as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is 850 Library Ave., Suite 204, Newark, DE 19711.

2,023,382 American Depositary Shares, each representing six hundred (600) Ordinary Shares

September 30, 2026